BASSETT VENTURES INC.
(Formerly AssistGlobal Technologies Corp.)

FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

November 29, 2005

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181   Fax (604) 682-4768

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

BALANCE SHEETS

September 30, 2005 and December 31, 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS		(Note 10)
CURRENT
Cash and cash equivalents	$ -	$ 15,819
Accounts receivable	7,373	183,690
Prepaid expenses	-	44,421
	7,373	243,930

PROPERTY AND EQUIPMENT (Note 5)	7,026	70,007

INTANGIBLE ASSETS	-	1
	$ 14,399	$ 313,938

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness	$ 43	$ -
Accounts payable and accrued liabilities (Note 9)	248,517	250,628
Demand loan (Note (6)	10,000	100,000
Share subscriptions	20,500	-
Unearned revenue	-	72,762
Capital lease obligations, current portion	-	19,133
	279,060	442,523

CAPITAL LEASE OBLIGATIONS, net of current portion	-	5,652

PROMISSORY NOTES PAYABLE, shareholders	-	50,000
	279,060	498,175

SHAREHOLDERS' EQUITY
Share capital (Note 7)	963,704	1,132,603
Additional paid-in capital	628,734	459,835
Deficit	(1,857,099)	(1,776,675)
	(264,661)	(184,237)
	$ 14,399	$ 313,938

The accompanying notes are an integral part of these consolidated financial statements.

2.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF OPERATIONS AND DEFICIT

For the three and nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
		(Note10)		(Note 10)

Revenue	$ -	$ 173,021	$ -	$ 547,744
Direct costs	-	128,671	-	412,968
	-	44,350	-	134,776

EXPENSES
Advertising and promotion	142	2,866	142	23,664
Amortization	505	3,180	1,309	7,337
Bank charges	149	9,596	407	10,390
Management and consulting fees	15,000	60,048	80,803	157,547
Office and administration	1,088	10,397	2,781	35,712
Professional fees	40,596	11,106	64,565	51,088
Regulatory and share transfer fees	4,249	4,657	15,717	16,739
Rent and occupancy costs	4,300	8,903	12,682	27,765
Travel	-	3,641	-	27,447
Wages and benefits
Incurred	5,834	10,514	5,854	26,871
Stock based compensation (Note 7)	-	161,294	-	270,883
	71,863	286,202	184,260	655,443

Loss before other items	(71,863)	(241,852)	(184,260)	(520,667)

Other items:
Interest and other income	4	169	14	456
Loss on sale of property and equipment	-	-	-	(1,252)
Gain from discontinued operations (Note 4)	103,822	-	103,822	-
	103,826	169	103,836	(796)

Earnings (loss) for the period	31,963	(241,683)	(80,424)	(521,463)

Deficit, beginning of period, as previously reported	(1,889,062)	(1,338,016)	(1,776,675)	(826,260)
Adjustment to reflect change in accounting for employee stock options (note 3(d))	-	-	-	(231,976)
Deficit, beginning of period, restated	(1,889,062)	(1,338,016)	(1,776,675)	(1,058,236)
Deficit, end of period	$ (1,857,099)	$ (1,579,699)	$ (1,857,099)	$ (1,579,699)

Earnings (loss) per share Weighted average number of shares outstanding	$0.01 3,084,015	$(0.01) 17,423,343	$(0.03) 3,084,015	$(0.03) 17,204,657

The accompanying notes are an integral part of these consolidated financial statements.

3.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

SEPTEMBER 30, 2005

                                                                                                     Common Shares

                                                                                                             Number                                      Additional                                       Total

                                                                                                                  of                                              Paid-In         Accumulated     Shareholder's

                                                                                                             Shares              Amount              Capital               Deficit                Equity

Balance, June 30, 2003	8,188,780	$ 13,503,911	$ -	$(13,754,866)	$(250,955)
Share Consolidation 3:1	(5,459,187)
Common shares issued for shares of AssistGlobal Inc. (including 750,000 shares issued as a finder's fee)	11,100,000	($13, 503, 911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	315,800
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants (Note 3 (d))	-	-	280,276	-	280,276
Net loss for the year	-	-	-	(528,432)	(528,432)
Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	-	-	332,500
Stock compensation on options exercised	-	921,323	(91,323)	-	-
Issue of common shares for cash, net of share issue of costs of $9,793	420,000	127,600	-	-	127,600
Issue common shares for investor relation services	200,000	28,000	-	-	28,000
Fair value of options issued to employees and consultants	-	-	270,882	-	270,882
Net loss for the year	-	-	-	(718,439)	(718,439)
Balance, December 31, 2004	17,623,343	1,132,603	459,835	(1,776,675)	(184,237)
Stock consolidation 4:1	(13,217,508)	-	-	-	-
Shares returned to treasury (Note 4)	(1,688,992)	(168,899)	168,899	-	-
Net loss for the period	-	-	-	(80,424)	(80,424)
Balance, September 30, 2005	2,716,843	$ 963,704	$ 628,734	$ (1,857,099)	$ (264,661)

The accompanying notes are an integral part of these consolidated financial statements.

4.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
		(Note 10)		(Note 10)
Cash provided by (used in):

Operating activities:
Earnings (loss) for the period	$ 31,963	$ (241,683)	$ (80,424)	$ (521,463)
Items not involving cash:
Amortization	505	3,180	1,309	7,337
Stock-based compensation	-	161,294	-	270,883
Loss on sale of property and equipment	-	-	-	1,252
Gain from disposition of subsidiary	(103,822)	-	(103,822)	-
Changes in non-cash operating working capital:
Accounts receivable	86,986	(11,249)	176,317	1,803
Prepaid expenses	32,175	(176)	44,421	9,782
Accounts payable and accrued liabilities	(83,167)	(1,890)	(1,221)	(143,962)
Demand loan	(100,000)	-	(90,000)	-
Unearned revenue	-	(18,015)	(72,762)	(55,858)
	(135,360)	(108,539)	(126,182)	(430,226)

Investing activities:
Purchase of property and equipment	-	(15,053)	(4,294)	(48,535)

Financing activities:
Common stock issued for cash, net of issuance costs	-	-	-	127,600
Common stock returned to treasury	168,899	-	168,899	332,500
Obligations under capital leases	-	7,439	(24,785)	12,712
Promissory notes payable	(50,000)	-	(50,000)	-
Share subscriptions	20,500	-	20,500	-
	139,399	7,439	114,614	472,812

Increase (decrease) in cash and cash equivalents	4,039	(116,153)	(15,862)	(5,949)

Cash and cash equivalents (bank indebtedness), beginning of period	(4,082)	187,904	15,819	77,700
Cash and cash equivalents (bank indebtedness), end of period	$ (43)	$ 71,751	$ (43)	$ 71,751

The accompanying notes are an integral part of these consolidated financial statements.

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5.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

1.

NATURE OF BUSINESS

The Company through its wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

During the period, the Company had suspended its operations and wrote-off its subsidiary and all of its assets. As a result, these financial statements have been prepared in a non-consolidated basis. See Note 4.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

2.

CONTINUING OPERATIONS

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at September 30, 2005, the Company has a working capital deficiency of $271,687 and has accumulated losses of $1,857,099. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete private equity financing or generate profitable operations in the future.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

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6.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(b)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(c)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

Leasehold improvements

Term of lease

straight line

In the year of acquisition, these rates are reduced by one-half.

(d)

Stock-based compensation

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

.

7.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e)

Earnings (loss) per share

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

4.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all of the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company. The transaction was accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles during the year ended December 31, 2003.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the period, the Company has disposed of the assets of AGI and the officers and employees of AGI surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

The gain from discontinued operations is summarized as follows:

	2005	2004
Gain on disposition of assets	$ 383,052	$ -
Write-off of advances	(279,230)	-
	$ 103,822	$ -

8.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

5.

PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	June 30, 2005	December 31, 2004

Computer equipment	$4,754	$1,420	$3,334	$55,627
Computer software	-	-	-	5,671
Furniture and fixtures	1,773	45	1,728	8,709
Leasehold improvements	2,522	52	2,470	-
	$9,049	$1,517	$7,532	$70,007

6.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

7.

SHARE CAPITAL

(a)

Authorized

    Unlimited common shares without nominal or par value

(b)

Issued and fully paid

	Number of Shares	Stated value

Balance at December 31, 2003	16,003,343	$553,180
Stock options exercised	1,000,000	423,823
Issue of common shares for cash	420,000	137,393
Share issuance costs	-	(9,793)
Shares issued for services	200,000	28,000
Balance at December 31, 2004	17,623,343	1,132,603
Share consolidation 4:1	(13,217,508)	-
Shares returned to treasury (Note 4)	(1,688,992)	(168,899)
Balance, September 30, 2005	2,716,843	$963,704

During fiscal 2004, the Company completed a non-brokered private placement of 420,000 units at a price of $0.25 U.S. per unit for total gross proceeds of $105,000 U.S. ($137,393 Cdn).  Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("warrant").  Each warrant entitles the holder to purchase one additional common share at a price of $0.35 U.S. per share for twelve months expiring March 17, 2005 and $0.45 U.S. per share for a further period of six months to a maximum of eighteen months expiring September 17, 2005.  A commission of $9,793 was paid on a portion of the private placement.

.

9.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

7.

SHARE CAPITAL, continued

(b)

Issued and fully paid, continued

During fiscal 2004, an aggregate of 1,000,000 stock options were exercised at a price of $0.25 U.S. per share for gross proceeds of $250,000 U.S. ($332,500 Cdn) and 1,000,000 common shares were issued.

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each
option agreement with the grantee sets forth, among other   things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

	Number of Shares	Weighted average exercise price
Balance at December 31, 2003	1,388,333	$ 0.39
Granted	2,550,000	0.26
Exercised	(1,000,000)	0.33
Cancelled	(332,333)	0.39
Balance at December 31, 2004	2,606,000	0.29
Cancelled	(950,000)	0.32
Share consolidation 4:1	(1,242,000)	-
Balance at September 30, 2005	414,000	$ 0.28

As at September 30, 2005, the following stock options were outstanding:

Exercise price	Number outstanding at September 30, 2005	Expiry date	Number exercisable at September 30, 2005
$ 1.20	11,500	January 25, 2007	11,500
$ 1.56 ($1.20 USD)	125,000	December 9, 2008	125,500
$ 1.32 ($1.00 USD)	37,500	January 16, 2008	37,500
$ 1.56 ($0.60 USD)	237,500	August 25, 2009	237,500
	414,000		414,000

During the period, under the fair value based method, $nil (2004 - $109,589) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

10.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

7.

SHARE CAPITAL, continued

(c)        Stock options, continued

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk free interest rate	-%	4%
Stock price volatility	-%	103%
Expected life of options	-	5 years

The weighted average fair value of options granted during the period ended September 30, 2005 is $nil (2004 - $0.09) per share.

 (d)          Warrants

As at September 30, 2005, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise price	Expiry date
420,000	$0.45 (USD)	September 17, 2005

(e)              Additional paid-in capital

	September 30, 2005	December 31, 2004
Balance, beginning, as previously stated	$ 459,835	$48,300
Adjustment for stock compensation (Note 3(d))	-	231,976
Balance at December 31, 2003, as restated	459,835	280,276
Stock based compensation	-	270,882
Transfer to share capital on exercise of options	-	(91,323)
Shares cancelled and returned to treasury	168,899	-
Balance, ending	$628,734	$459,835

11.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

8.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; bank indebtedness; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

9.

RELATED PARTY TRANSACTIONS

September 30,	2005	2004
Management and consulting fees paid to officers and directors of the Company and/or companies controlled by them	$ 79,000	$ 77,307
Sales to a company controlled by a director of the Company	$ -	$ 250 USD
Amounts included in accounts receivable due from a company controlled by a director of the Company	$ -	$ 1,711 USD
Amounts included in accounts payable due to companies controlled by/or with common directors of the Company	$ 114,230	$ 5,711
Rent paid to a company controlled by a director and an officer of the Company	$ -	$ 9,861

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

10.

COMPARATIVE FIGURES

Comparative figures in the balance sheet for the year ended December 31, 2004 and the statements of operations and deficit and cash flows for three and nine months ended September 30, 2004 include the accounts of AGI. The investment in AGI was written-off during the nine months ended September 30, 2005 (see Note 4). The comparative figures have been reclassified, where applicable, to conform with the current period’s presentation and are presented for comparative purposes only.

12.

.